Exhibit 99.146

UNDERWRITING AGREEMENT

January 27, 2005

StarPoint Energy Trust, and

StarPoint Energy Ltd.

Suite 3900

205 – 5th Avenue S.W.

Calgary, Alberta

T2P 2V7

Attention:  Mr. Paul Colborne, President and Chief Executive Officer

Dear Sirs:

Re:          Offering of 3,340,000 Trust Units of StarPoint Energy Trust

BMO Nesbitt Burns Inc., as Lead Underwriter, Orion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., CIBC World Markets Inc., GMP Securities Ltd., Tristone Capital Inc., National Bank Financial Inc., Canaccord Capital Corp., Haywood Securities Inc. and First Associates Investments Inc. (collectively, the “Underwriters”) understand that StarPoint Energy Trust (the “Trust”) proposes to issue and sell 3,340,000 Trust Units (as hereinafter defined) (the “Base Units”) and, in consideration of the Underwriters agreeing to purchase the Base Units, to grant the Underwriters an option (the “Underwriters’ Option”) to purchase up to an additional 420,000 Trust Units (the Trust Units in respect of which the Underwriters’ Option is exercised, the “Option Units” and, together with the Base Units, the “Offered Units”).

The Underwriters further understand that the net proceeds from the sale of the Offered Units will be used to repay outstanding indebtedness.  In this regard, we understand that the Trust will prepare and file without delay, the Preliminary Prospectus (as hereinafter defined) relating to the sale of the Offered Units with the Regulatory Authorities in each of the provinces of Canada other than Québec (collectively, the “Qualifying Provinces”) and will obtain receipts therefor.  We understand that, in filing the Preliminary Prospectus, the Trust will select the Province of Alberta as the principal jurisdiction under the MRRS Procedures (as hereinafter defined).  We also understand that the Trust intends to take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, the Prospectus (as hereinafter defined) with such authorities, in accordance with their requirements in order to qualify the Offered Units for Distribution in each of the Qualifying Provinces.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth in paragraph 19.1, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time (as hereinafter defined) all, but not less than all, of the Offered Units for a purchase price (the “Offering Price”) of $18.00 per Offered Unit, being an aggregate purchase price (the “Purchase Price”) of $60,120,000 if the Underwriters’ Option is not exercised and $67,680,000 if the Underwriters’ Option is exercised in full, which Purchase Price shall be payable by the Underwriters at the Closing Time.

In consideration of the Underwriters’ agreement to purchase the Offered Units and the services to be rendered by the Underwriters in connection therewith, the Trust shall pay or cause to be paid to the Underwriters, at the Closing Time, a commission of $0.90 per Offered Unit (the “Commission Rate”), being an aggregate commission of $3,006,000 if the Underwriters’ Option is not exercised and $3,384,000 if the Underwriters’ Option is exercised in full, against receipt of the Purchase Price.   For greater

certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods & Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.  However, in the event that the Canada Revenue Agency determines that the Goods & Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriters’ Commission (as hereinafter defined), the Trust agrees to pay the amount of the Goods & Services Tax forthwith upon the request of the Underwriters.  The Trust also agrees to pay the expenses as set forth in paragraph 14.

The Underwriters’ Option is exercisable in whole or in part, by notice (the “Underwriters’ Option Notice”) given at any time on or before 24 hours prior to the Closing Time, to purchase from the Trust the Option Units at the Closing Time.  The Underwriters’ Option Notice shall be given by the Underwriters to the Trust by facsimile or delivery in the manner set forth in section 20 hereof and shall specify the number of Option Units to be purchased by the Underwriters under the Underwriters’ Option.  Upon furnishing the Underwriters’ Option Notice, the Underwriters shall be committed to purchase and the Trust shall be obligated to sell, in accordance with the provisions hereof, the number of Option Units specified in the Underwriters’ Option Notice.

The Underwriters may, at their sole discretion, engage sub-agents to act on their behalf and offer such agents any part of the Underwriters’ Commission.  The Underwriters shall not be under any obligation to engage any sub-agent.  To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Offered Units for sale to the public only as permitted by the Securities Laws, upon the terms and conditions set forth in the Prospectus and as set forth herein.

The terms and conditions of the agreement among the Trust, StarPoint Energy (as hereinafter defined) and the Underwriters are as set forth below.

Terms and Conditions

1.             Definitions and Interpretation.

1.1          In this Agreement, unless the context otherwise requires:

“ABCA” means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder;

“Affiliate” has the meaning ascribed thereto in the ABCA ;

“Administration Agreement” means the administration agreement dated December 6, 2004 between the Trustee and StarPoint Energy;

“Administrator Notes” means the unsecured subordinated notes of StarPoint Energy in the aggregate amount of $418,764,252 issued to the Trust in connection with the Arrangement;

“Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean and refer to the agreement resulting from the acceptance by the Trust and StarPoint Energy of the offer made by the Underwriters by this letter agreement and not to any particular section, paragraph or other part of this agreement;

“AIF” means the revised initial annual information form of StarPoint Energy dated May 14, 2004;

“Arrangement” means the plan of arrangement described in the Information Circular;

“ASC” means the Alberta Securities Commission;

“Auditor” means KPMG LLP, Chartered Accountants, as auditor of the Trust;

“Business Day” means any day of the year other than a Saturday, Sunday or statutory holiday, on which banks are open for business in Calgary, Alberta;

“Claim” has the meaning ascribed thereto in paragraph 12.2;

“Closing” means the completion of the sale by the Trust of the Offered Units and the purchase thereof by the Underwriters pursuant to this Agreement;

“Closing Date” means February 10, 2005 or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than February 21, 2005;

“Closing Time” means 6:30 a.m. (Calgary time) or such other time on the Closing Date as the parties hereto may mutually agree;

“Development” has the meaning ascribed thereto in paragraph 4.3(a);

“Distribution” means “distribution” or “distribution to the public”, as the case may be, as those terms are defined under relevant Securities Laws in any of the Qualifying Provinces, and “distribute” has a corresponding meaning;

“Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i)            the AIF;

(ii)           the Financial Information;

(iii)          the Pro Forma Financial Information;

(iv)          the Information Circular;

(v)           management’s discussion and analysis of the financial condition and operations of StarPoint Energy for the three months and nine months ended September 30, 2004;

(vi)          management’s discussion and analysis of the financial condition and operations of StarPoint Energy for the year ended December 31, 2003; and

(vii)         the material change report of StarPoint Energy dated January 11, 2005 in respect of the Arrangement;

“DRIP Plan” means the Trust’s premium distribution, distribution reinvestment and optional trust unit purchase plan;

“E3” means E3 Energy Inc., a predecessor to the Trust;

“E3”s Auditors” means KPMG LLP, Chartered Accountants, as auditors of E3;

“Environmental Laws” has the meaning ascribed thereto in paragraph 6.1(ii);

“Exchange” means the Toronto Stock Exchange;

“ExchangeCo” means StarPoint Exchangeco Ltd., a corporation incorporated under the laws of the Province of Alberta;

“Exchangeable Shares” means the series A exchangeable shares in the capital of StarPoint Energy issued in connection with the Arrangement, such shares having the attributes described in the Information Circular;

“Financial Information” means, collectively: (a) the unaudited interim financial statements of StarPoint Energy for the three and nine months ended September 30, 2004; (b) the unaudited interim financial statements of E3 for the three and nine months ended September 30, 2004; (c) the audited consolidated financial statements of StarPoint Energy for the period ended December 31, 2003 and the notes thereto together with the auditors’ report thereon; (d) the audited consolidated financial statements of E3 for the year ended December 31, 2003 and the period from December 28, 2001 to December 31, 2002 and the notes thereto together with the auditors’ report thereon; and (e) all of the financial statements, the notes thereto and the applicable auditors’ reports thereon contained in the Information Circular and the appendices thereto and incorporated by reference therein, excluding the Pro Forma Financial Information;

“GLJ” means Gilbert Laustsen Jung Associates Ltd., independent oil and natural gas reservoir engineers;

“GLJ Report” means the independent engineering report prepared by GLJ effective January 1, 2004, as mechanically updated to October 1, 2004, evaluating the oil and natural gas reserves relating to all of the properties directly or indirectly held by E3;

“Indemnified Parties” has the meaning ascribed thereto in paragraph 12.1;

“Indemnitors” has the meaning ascribed thereto in paragraph 12.1;

“Information Circular” means the Joint Information Circular and Proxy Statement with respect to the Arrangement involving StarPoint Energy, E3, the Trust, Mission, ExchangeCo and the securityholders of StarPoint Energy and E3 dated December 7, 2004;

“Interest” has the meaning ascribed thereto in paragraph 6.1(ee);

“Lead Underwriter” means BMO Nesbitt Burns Inc.;

“Material Agreements” means, collectively:

a)            the Trust Indenture;

b)            the Administration Agreement;

c)             the trust indenture dated January 27, 2005 between StarPoint Energy and 1149708 Alberta Ltd., as amended from time to time, governing Subtrust;

d)            the note indenture dated January 4, 2005 between StarPoint Energy and the Trustee governing the issuance of the Administrator Notes;

e)             the NPI Agreement;

f)             the NPI Note;

g)             the support agreement dated January 7, 2005 among the Trust, StarPoint Energy and ExchangeCo concerning certain matters affecting the Exchangeable Shares;

h)            the voting and exchange trust agreement dated January 7, 2005 among the Trust, StarPoint Energy ExchangeCo and the Trustee concerning certain matters affecting the Exchangeable Shares;

i)              the Trust’s restricted unit plan;

j)             the partnership agreement governing the StarPoint Partnership;

k)            the DRIP Plan;

l)              the letter agreement dated January 6, 2005 between StarPoint Energy and the Bank of Montreal concerning the Credit Facility (as defined, and more fully described, in the Preliminary Prospectus);

m)           the subordination agreement dated January 7, 2005 among the Trust, the Trustee, StarPoint Energy, StarPoint Partnership and Bank of Montreal; and

n)            share purchase agreements between StarPoint Energy and each of Selkirk Energy Canada Ltd., 977529 Alberta Ltd., 3072202 Nova Scotia Company and Five Spot Energy Ltd.

“material change” means any change in respect of the affairs of the Trust or the Trust Subsidiaries or their respective business, operations or capital, or the respective assets of the Trust or StarPoint Energy, that would reasonably be expected to have a significant effect on the market price or value of any of the Offered Units, Trust Units or Exchangeable Shares and includes a decision to implement such a change made by the board of directors of StarPoint Energy or by the senior management of StarPoint Energy if such persons believe that confirmation of the decision by the board of directors of StarPoint Energy is probable;

“material fact” means, in relation solely to the Offered Units, Trust Units or Exchangeable Shares or the Prospectuses, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Offered Units, Trust Units or Exchangeable Shares;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“McDaniel Report” means the independent engineering report effective October 1, 2004 prepared by McDaniel evaluating the oil and natural gas reserves attributable to certain properties of E3 transferred to StarPoint Energy pursuant to the Arrangement;

“Mission” means Mission Oil & Gas Inc., a corporation incorporated pursuant to the ABCA;

“Mission Assets” has the meaning ascribed thereto in the Information Circular;

“misrepresentation” means, with respect to circumstances in which the Securities Laws of a particular province are applicable, a misrepresentation as defined under the Securities Laws of that province and, if not so defined, or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the Securities Act (Alberta);

“MRRS Decision Document” has the meaning ascribed thereto in paragraph 2.1(b);

“MRRS Procedures” has the meaning ascribed thereto in paragraph 2.1(b);

“NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

“NPI” means the net profits interest granted under the NPI Agreement;

“NPI Agreement” means the net profits interest agreement dated January 7, 2005 between StarPoint Partnership and the Trust;

“NPI Note” means the unsecured promissory note issued by the Trust pursuant to the Arrangement equal to the fair market value of the NPI;

“Paddock Lindstrom” means Paddock Lindstrom and Associates Ltd.;

“Paddock Lindstrom Report” means the independent engineering report effective January 1, 2004, as mechanically updated to October 1, 2004, prepared by Paddock Lindstrom evaluating the oil and natural gas reserves relating to the Upton Properties;

“Predecessors’ Auditors” means KPMG LLP, Chartered Accountants, as auditors of Upton Resources Inc., Cougar Hydrocarbons Inc., X-Terra Energy Corp., Mission Oil & Gas Inc., the Mission Assets and in respect of the Metiskow Property acquired by E3 from Husky Oil Operations Limited; PriceWaterhouseCoopers LLP, Chartered Accountants, as auditors of Upton Resources Inc.; Collins Barrow Calgary LLP, Chartered Accountants, as auditors of Selkirk; Dick Cook Schulli, Chartered Accountants, as auditors of E3; and Hudson & Company LLP, Chartered Accountants, as auditors of Rustler Petroleum Ltd.;

“Preliminary Prospectus” means the preliminary short form prospectus of the Trust to be dated January 27, 2005 and any amendments thereto relating to the offering of the Offered Units to be filed with the Regulatory Authority in each of the Qualifying Provinces, in the English language only, including the documents incorporated by reference therein;

“Pro Forma Financial Information” means the unaudited pro forma consolidated balance sheet of the Trust and the unaudited pro forma consolidated statements of operations set forth in the Preliminary Prospectus;

“Prospectus” means the (final) short form prospectus of the Trust to be dated on or about February 3, 2005 and any amendments thereto relating to the offering of the Offered Units to be filed with the Regulatory Authority in each of the Qualifying Provinces, in the English language only, including the documents incorporated by reference therein;

“Prospectuses” means, together, the Preliminary Prospectus and the Prospectus;

“Public Record” means all information filed by or on behalf of the Trust, StarPoint Energy and E3 with the Regulatory Authorities, including without limitation, the Documents and any other information filed with any Regulatory Authority in compliance, or intended compliance, with any Securities Laws;

“Regulatory Authorities” means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

“Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Provinces and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Regulatory Authorities in the Qualifying Provinces;

“Selkirk” means Selkirk Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

“Selkirk Acquisition” shall have the meaning ascribed thereto in the Preliminary Prospectus;

“Selkirk Report” means the independent engineering report effective August 31, 2004, as updated to September 30, 2004, prepared by Sproule evaluating the oil and natural gas reserves relating to all of the properties directly or indirectly held by Selkirk;

“Selkirk’s Auditors” means Collins Barrow Calgary LLP, Chartered Accountants, as auditors of Selkirk;

“Selling Firms” has the meaning ascribed thereto in paragraph 10.1;

“Sproule” means Sproule Associates Limited;

“Sproule Report” means the independent engineering report effective January 1, 2004, as mechanically updated to October 1, 2004, prepared by Sproule evaluating the oil and natural gas reserves relating to all of the properties directly or indirectly held by StarPoint Energy other than the Upton Properties;

“Starpoint Energy” means StarPoint Energy Ltd., a corporation amalgamated pursuant to the ABCA and, where the context requires, means a predecessor to the Trust;

“StarPoint Energy’s Auditors” means KPMG LLP, Chartered Accountants, as auditors of StarPoint Energy;

“StarPoint Partnership” means Upton Resources Partnership, a general partnership formed under the laws of the Province of Alberta;

“Subtrust” means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta of which the Trust is the sole beneficiary;

“Supplementary Material” means, collectively, any amendment or supplement to, and documents incorporated by reference in, the Prospectuses;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“to the best of the knowledge, information and belief” means (unless otherwise expressly stated) a statement of the declarant’s knowledge of the facts or circumstances to which such phrase relates, after having made due inquiries and investigations in connection with such facts and circumstances;

“Trend Energy” means Trend Energy Inc., a corporation incorporated pursuant to the ABCA;

“Trust Indenture” means the trust indenture dated as of December 6, 2004 between StarPoint Energy and the Trustee, as amended from time to time, governing the Trust;

“Trustee” means Olympia Trust Company, a trust company duly registered to carry on business in all of the Qualifying Provinces;

“Trust Assets” means, collectively, the NPI, the Administrator Notes, all of the issued and outstanding shares in the capital of StarPoint Energy, all of the issued and outstanding trust units of the Subtrust and all of the outstanding notes issued by Subtrust having a face value of $4,760;

“Trust Units” means units of the Trust, each unit representing an equal undivided beneficial interest in the Trust;

“Trust Subsidiaries” means, collectively, StarPoint Energy, ExchangeCo, StarPoint Partnership, Trend Energy, Upton Resources U.S.A. Inc., 1054424 Alberta Ltd., 1149708 Alberta Ltd. and the Subtrust;

“Underwriters’ counsel” means Bennett Jones LLP, or such other counsel as may be appointed by the Underwriters;

“Underwriters’ Commission” means the aggregate commission payable by the Trust to the Underwriters hereunder and is equal to the Commission Rate per Offered Unit;

“Underwriters’ Expenses” has the meaning ascribed thereto in paragraph 14.2;

“Underwriters’ Information” means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished by the Underwriters for purposes of inclusion therein;

“Unitholder” means a holder of Trust Units;

“Upton” means Upton Resources Inc., a predecessor to StarPoint Energy; and

“Upton Properties” means the properties acquired by StarPoint Energy in connection with the acquisition of Upton on January 27, 2004;

1.2          Except where the context otherwise requires, reference herein to the Trust and facts relating to the Trust shall include reference to StarPoint Energy, ExchangeCo, StarPoint Partnership and Trend Energy, and all other entities in which or in whose properties the Trust has an interest (direct or indirect) and facts relating to all such entities.

1.3          The division of this Agreement into sections and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless otherwise stated, any reference in this Agreement to any section or paragraph shall refer to a section or paragraph of or to this Agreement.

1.4          Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and vice versa, and words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

2.             Qualification and Offering for Sale.

2.1          (a)           The Trust shall, not later than the times and dates set forth below in this paragraph 2.1, fulfil, to the satisfaction of counsel to the Underwriters, acting reasonably, all legal requirements to be fulfilled by the Trust to qualify the Offered Units for Distribution in the Qualifying Provinces by or through the Underwriters and other investment dealers or brokers registered in the Qualifying Provinces.  Without limiting the generality of the foregoing, these legal requirements include the filing of the Preliminary Prospectus, the Prospectus and other related documents and the obtaining of appropriate MRRS Decision Documents and advising the Lead Underwriter and counsel for the Underwriters that such MRRS Decision Documents have been obtained.  Until the Distribution of the Offered Units shall have been completed (or, in any event, not later than 45 days following the Closing Date) the Trust shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the applicable laws of each of the Qualifying Provinces to continue to qualify the Offered Units for Distribution.

(b)           The Trust shall elect and comply in all respects with the mutual reliance review system and procedures (the “MRRS Procedures”) described under National Policy 43-201 – Mutual Reliance Review System for Prospectuses and Annual Information Forms, as currently in effect and shall select the Province of Alberta as the principal jurisdiction under the MRRS Procedures.  Such compliance shall be made within the following time limits:

(i)            the Preliminary Prospectus and related documents shall be filed with the ASC, as principal jurisdiction, no later than 5:00 p.m. (Calgary time) on January 27, 2005 and an “MRRS Decision Document” (as such term is defined in the MRRS Procedures) from the ASC evidencing that a receipt for the Preliminary Prospectus in each of the Qualifying Provinces and dated January 27, 2005 shall be obtained no later than January 28, 2005; and

(ii)           the Prospectus and related documents shall be filed with the ASC, as principal jurisdiction, and a final MRRS Decision Document from the ASC evidencing that a receipt for the Prospectus in each of the Qualifying Provinces shall be obtained, no later than 5:00 p.m. (Calgary time) on February 3, 2005 or such later date as the parties hereto may mutually agree.

2.2          Each of the Trust and StarPoint Energy shall cooperate in all respects with the Underwriters and Underwriters’ counsel to allow them to participate fully in the preparation of the documentation required for the Distribution of the Offered Units and shall allow the Underwriters and Underwriters’ counsel to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation.  Each of the Trust and StarPoint Energy shall furnish to the Underwriters and Underwriters’ counsel all information relating to each of the Trust and the Trust Subsidiaries and their business and affairs as is required for the preparation of the Preliminary Prospectus, the Prospectus and other documentation to be filed in connection with the Distribution of the Offered Units in order to satisfy disclosure requirements under Securities Laws.

2.3          The Underwriters shall deliver to the Trust within two Business Days of the date of filing the Prospectus duly completed and executed SEDAR Form 6’s for each person who has executed the Prospectus on behalf of the Underwriters.

3.             Deliveries of Prospectuses and Related Documents.

3.1          The Trust shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a)           on January 27, 2005 or as soon as possible thereafter, copies of the Preliminary Prospectus signed as required by the Securities Laws;

(b)           as soon as they are available, and in any event no later than February 3, 2005, or such later date as the parties hereto may mutually agree, copies of the Prospectus signed as required by the Securities Laws, including, in each case, copies of any documents or information incorporated by reference therein which have not previously been delivered to the Underwriters;

(c)           as soon as they are available, copies of any Supplementary Material, signed as required by the Securities Laws and including, in each case, copies of any documents or information incorporated by reference therein which have not previously been delivered to the Underwriters; and

(d)           at the time of delivery to the Underwriters pursuant to this paragraph 3.1 of the Prospectus, comfort letters from the Auditor, StarPoint Energy’s Auditors, E3’s Auditors, Selkirk’s Auditors and the Predecessors’ Auditors dated the date of the Prospectus, reasonably satisfactory in form and substance to the Underwriters and Underwriters’ counsel, acting reasonably, and addressed to the Underwriters, with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letters shall be based on a review by such auditors having a cut-off date not more than two Business Days prior to the date of the comfort letters and shall be in addition to any comfort letter which must be filed with the Regulatory Authorities pursuant to the Securities Laws.

3.2          Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed pursuant to paragraph 4.3 and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signatures are not required, at the later of the time the same is filed and the delivery of the comfort letters described in paragraph 3.1(d).  All such comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

4.             Representations Relating to the Prospectuses and Other Deliveries.

4.1          The delivery by the Trust to the Underwriters of the documents referred to in paragraphs 3.1(a), (b) and (c) shall constitute, on the part of the Trust and StarPoint Energy:

(a)           a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery, all the information and statements contained or incorporated by reference therein (except any information and statements which constitute Underwriters’ Information, or which are modified by or superseded by information or statements contained in the Prospectus or any

Supplementary Material, as the case may be) at the respective dates of delivery thereof and all times subsequent thereto during the Distribution of the Offered Units are true and correct in all material respects, contain no misrepresentation, constitute full, true and plain disclosure of all material facts relating to the Trust, the Trust Subsidiaries and the Offered Units as of the date of delivery and that no fact or information has been omitted therefrom which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made and that such documents contain in all material respects the disclosure required by, and fully comply and conform in all material respects to the requirements of, the Securities Laws, including without limitation NI 44-101; and

(b)           a joint and several representation and warranty to the Underwriters that, except as has been disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations, or ownership of the Trust or the Trust Subsidiaries.

4.2          Each of the Trust and StarPoint Energy consents to the Underwriters’ use of the Preliminary Prospectus, the Prospectus and any Supplementary Material for the offering and Distribution of the Offered Units in compliance with the provisions of this Agreement.

4.3          (a)           At any time from the date hereof until the completion of the Distribution of the Offered Units, the Trust and StarPoint Energy will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a “Development”):

(i)            any material change, occurrence or development (actual, anticipated, contemplated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise, condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries;

(ii)           any change in a material fact contained or referred to in the Preliminary Prospectus, Prospectus or any Supplementary Material, as they exist immediately prior to such change;

(iii)          the occurrence or discovery of any material fact or event which, in any such case, is, or may be, of such a nature as to:

(A)          render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B)          result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C)          result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Securities Laws; or

(iv)          the non-completion of the Selkirk Acquisition on or before January 28, 2005;

provided that if the Trust or StarPoint Energy is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and StarPoint Energy shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such a nature.

(b)           At any time from the date hereof until the completion of the Distribution of the Offered Units, the Trust and StarPoint Energy will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following:

(i)            any request of any Regulatory Authority for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii)           the issuance by any Regulatory Authority or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or the Trust Subsidiaries or the institution or threat of institution of any proceedings for that purpose; and

(iii)          the receipt by the Trust or StarPoint Energy of any communication from any Regulatory Authority or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units.

(c)           In any case described in paragraphs 4.3(a) or (b), the Trust shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result under the Securities Laws, if any, and under the rules of the Exchange necessary to continue to qualify the Offered Units for Distribution.

(d)           The Trust shall not file any Supplementary Material without first obtaining the written approval of the Underwriters thereto (to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

(e)           If prior to the completion of the Distribution of the Offered Units there is any change in any Securities Laws or other laws which results in any requirement to file Supplementary Material, then the Trust shall prepare and file, as soon as possible, to the satisfaction of counsel to the Underwriters, such Supplementary Material with the appropriate Regulatory Authority in each jurisdiction where such filing is required.

5.             Commercial Copies.

5.1          The Trust shall, as soon as possible but in any event not later than 12:00 noon (local time) on January 28, 2005 and within 48 hours after the execution of any Supplementary Material in connection with the Preliminary Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Preliminary Prospectus or such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the Trust or the printer not later than noon (Calgary time) on January 27, 2005 in the case of the Preliminary Prospectus, and not later than 12 hours prior to the filing of any Supplementary Material.

5.2          The Trust shall, as soon as possible but in any event not later than 12:00 noon (local time) on February 4, 2005 and within 48 hours after the execution of any Supplementary Material in connection with the Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Prospectus or such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the Trust or the printer not later than noon (Calgary time) on February 3, 2005 in the case of the Prospectus, and not later than 12 hours prior to filing of any Supplementary Material.

5.3          The Trust shall cause to be provided to the Underwriters without charge such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Offered Units.  The Underwriters agree that they will not, directly or indirectly, use or distribute the Preliminary Prospectus, the Prospectus or any Supplementary Material, nor offer, sell or deliver any of the Offered Units in any country or jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof in all material respects and this Agreement.

5.4          The Trust shall cause to be provided to the Underwriters without charge such number of copies of the documents incorporated by reference in the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

6.             Representations, Warranties and Covenants.

6.1          Each of the Trust and StarPoint Energy jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Units, that:

(a)           the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has all requisite trust power and authority to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets;

(b)           each of the Trust Subsidiaries has been duly incorporated, amalgamated or created and organized and is validly subsisting under the laws of the Province of Alberta and has all requisite corporate, partnership or trust power and authority to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own, lease and operate its properties and assets;

(c)           each of the Trust and the Trust Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased or operated and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(d)           the Trust will at Closing continue to qualify as a “unit trust” and a “mutual fund trust” under the Tax Act and the Trust has conducted and will conduct its affairs so as to continue to qualify as a “unit trust” and a “mutual fund trust” under the Tax Act, including by limiting its activities to investing the property of the Trust in property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(e)           other than the Trust Subsidiaries, the Trust has no subsidiaries;

(f)            except as described in the Information Circular, ExchangeCo has not carried on any business or undertaken any activity;

(g)           the Trust has not and will not carry on business or undertake any activity except as permitted under the Trust Indenture;

(h)           except as referred to in or contemplated by the Prospectuses and the Information Circular, subsequent to September 30, 2004:

(i)            there has not been any material change in the capital or long-term debt of the Trust and the Trust Subsidiaries;

(ii)           there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Trust or the Trust Subsidiaries;

(iii)          the financial position of the Trust and the Trust Subsidiaries has not changed in any material adverse way from that disclosed in the Financial Information and the Pro Forma Financial Information; and

(iv)          the Trust and the Trust Subsidiaries have carried on business in the ordinary course;

(i)            the Trust has full power and authority to issue the Offered Units and, at the Closing Date, the Offered Units will be duly and validly created, authorized, allotted and reserved for issuance in accordance with the Trust Indenture and, upon receipt of the purchase price therefor, such Offered Units will be duly and validly issued as fully paid and non-assessable;

(j)            each of the Trust and StarPoint Energy has the necessary trust or corporate power and authority to execute and deliver each of the Prospectuses and any Supplementary Material and all necessary trust or corporate action has been taken by each of the Trust and StarPoint Energy to authorize the execution and delivery by it of each of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under the Securities Laws;

(k)           each of the Trust and StarPoint Energy has the necessary trust or corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby and by the Prospectuses, and, on or before the Closing Time, this Agreement will be duly authorized, executed and delivered by the Trust and StarPoint Energy and constitute legal, valid and binding obligations of each of the Trust and StarPoint Energy, as applicable, enforceable against them in accordance with their terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to paragraph 8.1;

(l)            other than the distribution of $0.20 per Trust Unit payable on February 15, 2005 to Unitholders of record on January 31, 2005, the Trust will not declare or pay any further distributions for which the record date is a date preceding the Closing Date.  Purchasers of the Offered Units who continue to hold such Trust Units at the close of business on February 22, 2005 will be entitled to receive the distribution for the month of February, payable on March 15, 2005;

(m)          the Trust is authorized to issue an unlimited number of Trust Units, of which 22,117,343 Units are issued and outstanding as of the date hereof as fully paid and non-assessable;

(n)           StarPoint Energy is authorized to issue an unlimited number of common shares, an unlimited number of exchangeable shares, issuable in series, and an unlimited number of Exchangeable Shares, of which 100 common shares are issued and outstanding as of the date hereof as fully paid and non-assessable and are owned beneficially and of record by the Trust, no exchangeable shares and 3,494,595 Exchangeable Shares are issued and outstanding as of the date hereof as fully paid and non-assessable;

(o)           StarPoint Energy has issued Administrator Notes with a face value of $418,764,252 and all of such Administrator Notes are owned beneficially and of record by the Trust;

(p)           ExchangeCo is authorized to issue an unlimited number of common shares, of which 100 are issued and outstanding as of the date hereof as fully paid and non-assessable and are owned beneficially and of record by the Trust;

(q)           Trend Energy is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 7,398,300 common shares are issued and outstanding as of the date hereof as fully paid and non-assessable and are owed beneficially and of record by StarPoint Energy, and no preferred shares are issued and outstanding as of the date hereof;

(r)            StarPoint Partnership is a general partnership formed under the laws of the Province of Alberta, the partners of which are StarPoint Energy as to 99% and Trend Energy as to 1%;

(s)            Subtrust is authorized to issue an unlimited number of trust units, of which 2,040 are issued and outstanding as of the date hereof as fully paid and non-assessable and are owned beneficially and of record by the Trust;

(t)            no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time, for the execution, delivery and performance by each of the Trust and StarPoint Energy of this Agreement, the sale of the Offered Units and the consummation by the Trust and StarPoint Energy of the transactions contemplated herein;

(u)           neither the Trust nor any of the Trust Subsidiaries have received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is any of the Trust or the Trust Subsidiaries otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is now conducted and as currently proposed to be conducted, and own, lease and operate its properties other than any such restriction or requirement as would not have a material adverse effect on the Trust or any of the Trust Subsidiaries;

(v)           neither the Trust nor StarPoint Energy is in or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Trust and StarPoint Energy or any of the transactions contemplated hereby, and the sale and delivery by the Trust of the Offered Units, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under (i) the Trust Indenture, (ii) any term or provision of the articles, by-laws or constating documents of the Trust or StarPoint Energy, as applicable, (iii) any resolutions of the Unitholders or directors (or any committee thereof) or shareholders of the Trust or StarPoint Energy, (iv) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, to which either of the Trust or StarPoint Energy is a party or by which it is bound, (v) any judgment, decree, order, statute, rule or regulation of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or StarPoint Energy or their properties or assets, which default or breach might reasonably be expected to have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or StarPoint Energy or their respective properties or assets;

(w)          except as disclosed in the Prospectuses or any Supplementary Material, no person has any agreement, option, right or privilege with or against the Trust or the Trust Subsidiaries for the purchase, subscription or issuance of Trust Units or other securities of the Trust or shares, Exchangeable Shares, or other securities of either of the Trust Subsidiaries;

(x)           at or before the Closing Time, each of the Trust and StarPoint Energy shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto at or before such time;

(y)           neither the Trust nor StarPoint Energy has taken or will take, directly or indirectly, (except as set forth in Section 11) any action designed to, or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Offered Units, Trust Units or the Exchangeable Shares;

(z)           the Financial Information, including the notes thereto, included and incorporated by reference in the Prospectuses has been prepared in conformity with Canadian generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved and fairly presents the financial position and condition of the Trust, the Trust Subsidiaries and/or the predecessors thereto at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust, the Trust

Subsidiaries and/or the predecessors thereto as of the dates thereof, and the Trust, the Trust Subsidiaries and/or the predecessors thereto have no additional material liabilities which are not set forth in the Financial Information or the Prospectuses and the assets of the Trust, the Trust Subsidiaries and/or the predecessors thereto are in all material respects as set forth in the Public Record;

(aa)         the Pro Forma Financial Information is complete in all material respects, has been properly compiled to give effect to the transactions and assumptions described in the notes thereto, and has been prepared in accordance with the Securities Laws and Canadian generally accepted accounting principles.  The assumptions described in the notes thereto are reasonable, and neither of the Trust nor StarPoint Energy is aware of any fact or circumstance presently existing which would render such compilation or assumptions materially incorrect;

(bb)         there are no actions, suits or proceedings, whether on behalf of or against the Trust or the Trust Subsidiaries, pending or, to the knowledge of the Trust or StarPoint Energy, threatened against or affecting the Trust or the Trust Subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, including any relating to Selkirk or the Selkirk Acquisition, which would have a material adverse effect upon the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries;

(cc)         no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or StarPoint Energy or the sale of any or all of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or contemplated or threatened;

(dd)         neither the Trust nor StarPoint Energy is aware of any reason that the closing of the Selkirk Acquisition is not reasonably likely to occur and nothing has come to the attention of the Trust or StarPoint Energy in respect of the Selkirk Acquisition that would have a material adverse effect on the Trust or the Trust Subsidiaries, taken as a whole;

(ee)         the Trust is a “reporting issuer” or equivalent not in default under the Securities Laws in Alberta, British Columbia, Saskatchewan, Ontario, Québec, Nova Scotia and Newfoundland and Labrador;

(ff)          the Trust is eligible to file a short form prospectus under NI 44-101 or the equivalent system in each of the Qualifying Provinces, StarPoint Energy has filed its AIF under such instrument with the Regulatory Authorities in each Qualifying Province and neither the Trust nor StarPoint Energy has received notice from any Regulatory Authority in any Qualifying Province that the AIF will be subject to review;

(gg)         each of the Material Agreements is properly described in the Public Record, Prospectuses or the Information Circular as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust and the Trust Subsidiaries, as the case may be, enforceable against such parties in accordance with its terms subject to the qualifications set forth in the opinion of counsel to be delivered pursuant to paragraph 8.1 and each of the Trust and the Trust Subsidiaries, as applicable, is in compliance in all material respects with the terms of the Material

Agreements except where such non-compliance, in the aggregate, would not have a material adverse effect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust and the Trust Subsidiaries (on a consolidated basis) and neither the Trust nor StarPoint Energy is aware of any default or breach of a material nature under any Material Agreements by any other party thereto;

(hh)         the attributes and characteristics of the Offered Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(ii)           the Trustee at its principal office in the city of Calgary and the principal office of its agent in the City of Toronto is the duly appointed registrar and transfer agent for the Trust Units and the Exchangeable Shares;

(jj)           although it does not warrant title, it has no reason to believe that the Trust Subsidiaries do not have title to or the irrevocable right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interest”) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Trust Subsidiaries except as disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta, British Columbia or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief, the Trust Subsidiaries hold their Interest under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, in the aggregate, not have a material adverse effect on the Trust or the Trust Subsidiaries;

(kk)         each of StarPoint Energy and E3 has made available to Sproule, Paddock, McDaniel or GLJ, as applicable, prior to the issuance of the Sproule Report, the Paddock Report, the McDaniel Report or the GLJ Report as applicable, for the purpose of preparing the Sproule Report, the Paddock Report, the McDaniel Report or the GLJ Report, as applicable, all information requested by Sproule, Paddock, McDaniel or GLJ, as applicable, which information did not contain any misrepresentation at the time such information was provided.  Except with respect to changes in the prices of oil and gas, neither the Trust nor StarPoint Energy has any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to Sproule, Paddock, McDaniel or GLJ since the dates that such information was provided.  Each of the Trust and StarPoint Energy believes that the Sproule Report, the Paddock Report, the McDaniel Report and the GLJ Report reasonably present the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such reports as of their effective dates based upon information available at the time such reserves information was prepared, and the Trust and StarPoint Energy believe that at the dates of such reports they did not (and as of the date hereof, except as may be attributable to production since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(ll)           each of the Trust and StarPoint Energy believes that the Selkirk Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at August 31, 2004 based upon information available at the time such reserves information was prepared, and the Trust and StarPoint Energy believe that at the dates of such reports they did not (and as of the date hereof, except as may be attributable to production since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(mm)      the minute book of each of the Trust Subsidiaries contains full, true and correct copies of the constating documents (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Trust and the Trust Subsidiaries (taken as a whole)) and, at the Closing Time, will contain copies of all minutes of all meetings and all the resolutions of the directors, committees of directors and shareholders (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Trust and the Trust Subsidiaries (taken as a whole)), and all such meetings were duly called and properly held and were properly adopted except to the extent that any such failure could not reasonably be expected to have a material adverse effect on the Trust or the Trust Subsidiaries (taken as a whole);

(nn)         each of the Trust and the Trust Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or the Trust Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or the Trust Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(oo)         neither the Trust nor the Trust Subsidiaries has any undisclosed tax liabilities, contingent or otherwise;

(pp)         each of the Trust and the Trust Subsidiaries (i) is in compliance with any and all applicable laws and regulations relating to human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Trust or StarPoint Energy or their respective properties and assets;

(qq)         the Trust Assets are the only assets held by the Trust;

(rr)           to the best of the knowledge, information and belief of the Trust and StarPoint Energy, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(ss)          the Trust is not an “investment company” within the meaning of that term under the United States Investment Company Act of 1940 and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule “A” hereto;

(tt)           the Trust has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Trust or the Trust Subsidiaries is a passive foreign investment company, and to the best of the knowledge, information and belief of the Trust and StarPoint Energy, no holder of Trust Units has received such a communication;

(uu)         each of the Trust and the Trust Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Trust and the Trust Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operation of the Trust and the Trust Subsidiaries;

(vv)         other than as provided for in this Agreement, neither the Trust nor StarPoint Energy has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the transactions contemplated herein;

(ww)       to the best of the knowledge of the Trust and StarPoint Energy, non-residents of Canada (as defined in the Tax Act) do not own more than 49% of the issued and outstanding Trust Units;

(xx)         the issued and outstanding Trust Units are listed on the Exchange and the Trust will apply to have the Offered Units listed on the Exchange on the Closing Date;

(yy)         the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement;

(zz)         there has been no material change in the affairs of the Trust not already publicly disclosed which requires disclosure under the Securities Laws in the Qualifying Provinces or which has been disclosed on a confidential basis to the Regulatory Authorities in the Qualifying Provinces and which has not been generally disclosed to the public; and

(aaa)      prior to giving effect to the Offering the Trust has sufficient funds to pay to Unitholders of record on January 31, 2005 the distribution of $0.20 per Trust Unit payable on February 15, 2005.

7.                                      Closing and Conditions of Closing.

7.1                                 The Closing of the purchase and sale of the Offered Units shall be completed at the offices of Heenan Blaikie LLP, Calgary, Alberta at the Closing Time.

7.2                                 The Closing shall be conditional on the following being delivered to the Underwriters at or before such time:

(a)                                  by the Trust, one or more definitive certificates representing in the aggregate the Offered Units registered in the name of the Lead Underwriter, or in such other name or names as the Underwriters shall notify the Trust in writing not later than 6:30 a.m. (Calgary time) on the Business Day immediately preceding the Closing Date;

(b)                                 comfort letters of the Auditor, StarPoint Energy’s Auditors, E3’s Auditors, Selkirk’s Auditors and the Predecessors’ Auditors dated the Closing Date and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel, bringing the information contained in the comfort letters referred to in paragraph 3.1(d) forward to the Closing Time provided that such comfort letters shall be based on a review by such auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(c)                                  written confirmation from the Exchange in form and substance satisfactory to the Underwriters that the Offered Units will at the Closing Time be listed and posted for trading on the Exchange and all conditions other than completion of the Closing and notification thereof to the Exchange shall have been met to permit the Offered Units to be posted for trading on the Closing Date;

(d)                                 the certificates contemplated by section 9;

(e)                                  certificates dated the Closing Date signed by appropriate officers of StarPoint Energy certifying with respect to the currently effective constating documents of the Trust and StarPoint Energy, as the case may be, all in a form approved by counsel to the Underwriters, acting reasonably, the resolutions of the board of directors of StarPoint Energy relevant to the Preliminary Prospectus, the Prospectus, any Supplementary Material and the offering of the Offered Units, the incumbency and signatures of signing officers of StarPoint Energy and with respect to such other matters as the Underwriters may reasonably request;

(f)                                    payment of the Underwriters’ Commission in respect of the Offered Units to the Underwriters, by wire transfer, certified cheque(s) or bank draft(s) in immediately available funds, payable on a same day basis at par in the City of Calgary to the Lead Underwriter, or as the Underwriters may direct in writing not later than 7:00 a.m. (Calgary time) on the Business Day immediately preceding the Closing Date; and

(g)                                 the requisite legal opinions, letters and certificates as contemplated herein and such further documentation as may be contemplated herein or as counsel to the Underwriters may reasonably require, against payment of the Purchase Price by wire transfer in immediately available funds, payable on a same day basis at par in the City of Calgary to the Trust or as StarPoint Energy may otherwise direct the

Underwriters in writing not later than 6:30 a.m. (Calgary time) on the Business Day immediately preceding the Closing Date.

8.                                      Legal Opinions.

8.1                                 At the Closing Time, the Trust and StarPoint Energy shall have caused favourable legal opinions dated the Closing Date to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters by their counsel, Heenan Blaikie LLP (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel (acceptable to them and to counsel for the Underwriters) as to the qualification of the Offered Units for sale to the public in, and as to other matters governed by the laws of, jurisdictions other than the Province of Alberta and may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of StarPoint Energy and of public and stock exchange officials) with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Trust and StarPoint Energy in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:

(a)                                  the Trust has been properly created and is validly existing as a trust under the laws of the Province of Alberta having the Trustee as its trustee;

(b)                                 each of StarPoint Energy, ExchangeCo, StarPoint Partnership, Trend Energy and Subtrust has been duly incorporated, amalgamated or created and is validly existing under the laws of the Province of Alberta;

(c)                                  each of the Trust and the Trust Subsidiaries has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus and any Supplementary Material;

(d)                                 the Trust is a “reporting issuer” not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Securities Laws of each of the other Qualifying Provinces and is eligible to participate in NI 44-101 in each Qualifying Province;

(e)                                  the Trust is authorized to issue an unlimited number of Trust Units and the number of Trust Units issued and outstanding as fully paid and non-assessable as of the Closing Date;

(f)                                    StarPoint Energy is authorized to issue an unlimited number of common shares, an unlimited number of exchangeable shares, issuable in series, and an unlimited number of Exchangeable Shares, the number of common shares issued and outstanding as fully paid and non-assessable as of the Closing Date and that such shares are owned beneficially and of record by the Trust, and the number of exchangeable shares and Exchangeable Shares issued and outstanding as fully paid and non-assessable as of the Closing Date;

(g)                                 ExchangeCo is authorized to issue an unlimited number of common shares, the number of common shares issued and outstanding as fully paid and non-assessable as of the Closing Date and that such shares are owned beneficially and of record by the Trust;

(h)                                 Trend Energy is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, the number of common shares issued and outstanding as fully paid and non-assessable as of the Closing Date that such shares are owed beneficially and of record by StarPoint Energy, and the number of preferred shares issued and outstanding as fully paid and non-assessable as of the Closing Date;

(i)                                     StarPoint Partnership is a general partnership formed under the laws of the Province of Alberta, the partners of which are StarPoint Energy as to a 99% partnership interest and Trend Energy as to a 1% partnership interest;

(j)                                     Subtrust is authorized to issue an unlimited number of trust units, the number of units issued and outstanding as fully paid and non-assessable as of the Closing Date and that such units are owned beneficially and of record by the Trust;

(k)                                  the legal description of the Trust and its structure and the attributes and characteristics of the Offered Units conform in all material respects with the descriptions thereof in the Prospectus and any Supplementary Material;

(l)                                     the form of the definitive certificate representing the Offered Units has been duly approved and adopted and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(m)                               the Offered Units are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfillment of the conditions of the Exchange, will be listed and posted for trading on the Exchange;

(n)                                 the Trustee has been duly appointed as the transfer agent and registrar for the Trust Units, and Exchangeable Shares (including without limitation the Offered Units);

(o)                                 the Offered Units have been validly created, allotted and issued as fully-paid and non-assessable Trust Units;

(p)                                 the Trust and StarPoint Energy have the necessary corporate or trust power and authority to execute and deliver the Prospectuses and any Supplementary Material and all necessary action has been taken by the Trust and StarPoint Energy to authorize the execution and delivery by it of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under Securities Laws;

(q)                                 each of the Trust and the Trust Subsidiaries has the necessary corporate or trust power and authority to execute and deliver this Agreement and the Material Agreements to which it is a party, and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and by the Prospectuses (including in the case of the Trust to sell the Offered Units), all necessary action has been taken by the Trust and the Trust Subsidiaries to authorize the execution and delivery of this Agreement and the Material Agreements to which it is a party, and each of this Agreement and the Material Agreements has been duly authorized, executed and delivered by the Trust and the Trust Subsidiaries, as applicable, and is a legal, valid and binding obligation of each of them and enforceable in accordance with its terms (subject to reasonable opinion qualifications);

(r)                                    the execution and delivery of this Agreement by the Trust and StarPoint Energy, the fulfilment of the terms hereof by each of them, and the sale and delivery by the Trust at the Closing Time of the Offered Units do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with (i) any applicable laws or any term or provision of the Trust Indenture, (ii) the articles, by-laws or constating documents of the Trust or StarPoint Energy, as applicable, (iii) any resolutions of the directors (or any committee thereof), Unitholders or shareholders of the Trust or StarPoint Energy, as applicable, (iv) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or StarPoint Energy is a party or by which it is bound, of which such counsel is aware, including, without limitation, the Material Agreements, or (v) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust, StarPoint Energy or their respective properties or assets or the Offered Units, of which such counsel is aware;

(s)                                  the Offered Units are eligible investments under the statutes referred to in the Prospectuses under the heading “Eligibility for Investment”;

(t)                                    except such as have been made or obtained under the Securities Laws, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Trust or StarPoint Energy of each of this Agreement or the consummation by the Trust or StarPoint Energy of the transactions contemplated herein or therein;

(u)                                 the Trust has, as of the Closing Time, the full legal right, power and authority to issue the Offered Units to the Underwriters;

(v)                                 all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and each of the Qualifying Provinces in order to qualify the Distribution of the Offered Units in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation;

(w)                               subject to the qualifications set out therein, the statements in the Prospectus under the heading “Canadian Federal Income Tax Considerations” constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada who hold Offered Units as capital property and who deal at arm’s length with the Trust and StarPoint Energy; and

(x)                                   with respect to such other matters as the Underwriters or their counsel may reasonably request.

8.2                                 At the Closing Time, the Underwriters shall have received from their counsel (who may rely on the opinions of counsel to the Trust and StarPoint Energy and on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta) such opinions with respect to the offering of the Offered Units as the Underwriters may reasonably require and are customary in transactions of this kind.

8.3                                 At the Closing Time, if requested, there shall be delivered to the Underwriters a favourable legal opinion in form and substance satisfactory to the Underwriters, acting reasonably, of Paul, Weiss,

Rifkind, Wharton & Garrison LLP, special United States counsel, to the effect that no registration under the United States Securities Act of 1933, as amended, is required for the offer and sale of the Offered Units to the Underwriters and the initial resale by them of certain of such Offered Units in the United States as contemplated herein and in accordance with the procedures, agreements and representations contained herein.

9.                                      Officers’ Certificates.

9.1                                 The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by each of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of StarPoint Energy, on behalf of itself and the Trust or any other senior officers of StarPoint Energy acceptable to the Underwriters, certifying for and on behalf of StarPoint Energy and the Trust, to the best of the knowledge, information and belief of the persons signing such certificate after having examined the Prospectus and if applicable, any Supplementary Material that:

(a)                                  each of the Trust and StarPoint Energy has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b)                                 since the respective dates as of which information is given in the Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or the Trust Subsidiaries from the date hereof to the Closing Date except as disclosed in the Prospectus;

(c)                                  the representations and warranties of the Trust and StarPoint Energy contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby and by the Prospectus;

(d)                                 no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any Trust Units or Exchangeable Shares or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the best of the knowledge, information and belief of the declarants, contemplated or threatened;

(e)                                  except as disclosed in the Prospectus or Supplementary Material, if any, there are no actions, suits, proceedings, inquiries, compliance orders or directives pending or threatened in respect of the transactions contemplated hereunder;

(f)                                    except as disclosed in the Prospectus or Supplementary Material, if any, no material default exists, or as a result of the sale of the Offered Units will exist, under any instrument or agreement securing any indebtedness of or otherwise relating to the Trust or the Trust Subsidiaries and no event which, with the giving of notice, the passage of time or the making of any determination, would constitute an event of default under any such instrument or agreement has occurred and is continuing which would be material to the Trust or the Trust Subsidiaries;

(g)                                 since the respective dates as of which information is given in the Prospectus and Supplementary Material, no transaction material to the Trust or the Trust Subsidiaries has been entered into or is pending by any of such entities which is not disclosed therein;

(h)                                 each of the Trust and the Trust Subsidiaries is duly qualified to transact business in all jurisdictions in which the conduct of its business requires qualification or in which the failure to be so qualified would not have a material adverse effect on its business; and

(i)                                     as to such other matters as the Underwriters may reasonably request.

10.                               Sales Restrictions.

10.1                           The Underwriters shall offer the Offered Units for sale to the public, directly and through other duly qualified investment dealers and brokers (the Underwriters, their respective Affiliates, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Prospectus.  The Underwriters and the Selling Firms shall be entitled to offer the Offered Units outside of Canada, including offers to “qualified institutional buyers” in the United States as defined under Securities and Exchange Commission (United States) Rule 144A, if such offer is made in compliance with all applicable laws, including the requirements set forth in Schedule “A”, and provided that the Underwriters and the Selling Firms will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus with respect to the Offered Units under the laws of any jurisdiction other than the Qualifying Provinces.  For the purposes of this paragraph 10.1, the Underwriters shall be entitled to assume that the Offered Units are qualified or registered for Distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Provinces where an MRRS Decision Document, receipt or similar document for the Preliminary Prospectus and the Prospectus shall have been obtained from the applicable Regulatory Authority following the filing of the Preliminary Prospectus and the Prospectus or any Supplementary Material.

10.2                           Notwithstanding the foregoing provisions of this section 10, no Underwriter shall be liable to the Trust or StarPoint Energy under this section 10 as a result of the violation by another Underwriter or Selling Firm under this section 10 if the Underwriter first mentioned is not itself also in violation.

11.                               Market Stabilization.

11.1                           The Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law.  Such stabilizing transactions, if any, may be discontinued at any time.

12.                               Indemnification by the Trust and StarPoint Energy.

12.1                           Each of the Trust and StarPoint Energy (collectively the “Indemnitors”) hereby covenants and agrees to indemnify and save harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the “Indemnified Parties”) from and against all liabilities, claims, losses (other than loss of profits), costs (including without limitation reasonable legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages and expenses to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a)                                  any breach of or default under any representation, warranty or covenant or agreement of either of the Trust or StarPoint Energy in this Agreement or any other document to be delivered pursuant hereto;

(b)                                 any information or statement that does not constitute Underwriters’ Information contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which contains or is alleged to contain a misrepresentation (as defined in the Securities Act (Alberta)) or to be or be alleged to be untrue;

(c)                                  any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriters’ Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d)                                 any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, administrative tribunal or stock exchange or other competent authority based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters’ Information) in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or Distribution of the Offered Units or any of them or any other securities of the Trust in any of the Qualifying Provinces; or

(e)                                  the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchange, including the Trust’s non-compliance with any requirement to make any document available for inspection.

Notwithstanding the foregoing provisions of this paragraph 12.1, no party shall be entitled to claim any indemnification if it is engaged in any dishonesty, fraud, fraudulent misrepresentation, wilful default or gross negligence.

12.2                           If any matter or thing contemplated by this section 12 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Trust and StarPoint Energy as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors’ liability under this section 12 except to the extent that the failure materially prejudices the Indemnitors or any of them) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, such consent not to be unreasonably withheld.

12.3                           In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a)                                  neither the Trust nor StarPoint Energy assumes the defence of such suit on behalf of the Indemnified Party within 10 Business Days of the Trust and StarPoint Energy receiving notice of such Claim;

(b)                                 the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c)                                  the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnitors shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), provided that the Indemnitors shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

12.4                           If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, then the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

12.5                           With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 12 and section 13 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

12.6                           The rights of indemnity contained in this section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in a Prospectus shall not apply if the Trust has complied with sections 3 and 5 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the applicable Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

12.7                           The rights and remedies of the Underwriters set forth in sections 12, 13 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

13.                               Contribution.

13.1                           In order to provide for just and equitable contribution in circumstances in which the indemnities provided in section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages or expenses of the nature contemplated in section 12 and suffered or incurred by the Indemnified Parties (a) in such proportions so that the Indemnified Parties are responsible for the proportion represented by the percentage that the Underwriters’ Commission bears to the aggregate Purchase Price and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately, or (b) if the allocation provided by the foregoing clause is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing clause but also the relative fault of the Indemnitors on the one hand and the Indemnified Parties on the other in connection with the statements, omissions or other matters which resulted in such losses, claims, damages, fines, penalties, liabilities or expenses of any nature whatsoever as well as any other relevant equitable considerations.  The parties’ relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Indemnitors on the one hand or the Underwriters on the other and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission.  No Indemnified Party shall be entitled to claim any contribution if it has engaged in any dishonesty, fraud, fraudulent misrepresentation, wilful default or gross negligence.

13.2                           The rights to contribution provided in this section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters and the other Indemnified Parties may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:

(a)                                  any investigation made by or on behalf of any Underwriter or any other Indemnified Party;

(b)                                 acceptance of any Offered Units and payment thereof; or

(c)                                  any termination of this Agreement.

13.3                           In the event that any Indemnitor may be held to be entitled to contribution from an Indemnified Party pursuant to paragraph 13.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution from such Indemnified Party in an aggregate amount not exceeding the lesser of:

(a)                                  the portion of the full amount of the loss or liability giving rise to such contribution for which the Indemnified Party is responsible, as determined in paragraph 13.1; and

(b)                                 the amount of compensation actually received by the Indemnified Party hereunder (being, in the case of an Underwriter, the portion of the Underwriters’ Commission actually received by such Underwriter) minus the aggregate of any amounts paid or payable by the Indemnified Party by way of contribution to any other person hereunder.

13.4                           If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give StarPoint Energy notice thereof in writing as soon as reasonably possible, but failure to notify StarPoint Energy shall not relieve the Indemnitors or any of them of any obligation they may have to the Underwriters under this section 13 except to the extent, if any, that the failure materially prejudices the Indemnitors, or any of them, in respect of such claim.

13.5                           Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust or StarPoint Energy by reason of or arising from any misrepresentation contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters’ Information contained in such document.

14.                               Expenses.

14.1                           Whether or not the public offering of the Offered Units is completed, the Trust will be responsible for the out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of experts retained by the Underwriters in connection therewith), information meetings and travel (the “Underwriters’ Expenses”), for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to StarPoint Energy and the Trust (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters’ due diligence investigations), auditors, transfer agents and outside consultants, filing fees, the costs and expenses of qualifying the Prospectuses in each of the Qualifying Provinces and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

14.2                           If the public offering of the Offered Units is not completed due to any reason whatsoever (unless such failure to complete is a result of a breach or default of the Underwriters), including, without limitation, the inability or unwillingness of the Trust or due to any of the Underwriters exercising the termination rights set forth herein, the Trust shall be responsible for the Underwriters’ Expenses and the reasonable fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) (the “Underwriters’ Legal Expenses”).  For greater certainty, the Trust is not responsible for the Underwriters’ Legal Expenses if the public offering of the Offered Units is completed as contemplated herein;

14.3                           If the Underwriters are entitled to reimbursement for Underwriters’ Expenses and/or Underwriters’ Legal Expenses hereunder, the Trust shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses; the Underwriters shall present reasonable evidence of the Underwriters’ Expenses and/or Underwriters’ Legal Expenses to the Trust as soon as is practicable following the termination of the public offering and the Trust shall reimburse the Lead Underwriter, on behalf of the Underwriters, therefor, in accordance with paragraph 14.2, within 30 days of receipt of reasonable evidence of the Underwriters’ Expenses and/or Underwriters’ Legal Expenses.

15.                               Covenants of the Underwriters.

15.1                           The Underwriters shall:

(a)                                  give prompt notice to the Trust and StarPoint Energy, when, in the opinion of the Underwriters, Distribution has ceased;

(b)                                 as soon as practicable, provide to the Trust and StarPoint Energy a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and

(c)                                  notify promptly (and in any event within 90 days of the date of this Agreement) each Regulatory Authority, where required, of the number of Offered Units sold in the relevant Qualifying Province.

16.                               Nature and Survival of Representations, Warranties, Covenants and Indemnity.

16.1                           All representations, warranties, covenants, obligations and agreements of each of the Trust and StarPoint Energy herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17.                               Termination Rights.

17.1                           The obligation of the Underwriters to purchase the Offered Units shall be subject to the accuracy as of the Closing Time of the representations and warranties of each of the Trust and StarPoint Energy contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance by each of the Trust and StarPoint Energy of and with their respective covenants herein.

17.2                           All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters shall be construed as conditions inserted for the benefit of the Underwriters.  Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust or StarPoint Energy, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter’s obligation to purchase the Offered Units by giving written notice to that effect to StarPoint Energy at or prior to the Closing Time.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing.  No act of the Underwriters in offering the Offered Units or in preparing or joining in the execution of the Prospectuses or any Supplementary Material shall constitute a waiver by, or estoppel against, the Underwriters.

17.3                           In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement if, during the period from the date of this Agreement to the Closing Time:

(a)                                  any order to cease or suspend trading in any securities of the Trust or the Trust Subsidiaries, or prohibiting or restricting the Distribution of the Offered Units is made, or any proceeding is announced, commenced or threatened for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)                                 any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Trust, the Trust Subsidiaries or any of the directors or the senior officers of the Trust Subsidiaries is commenced, threatened or announced by any securities commission or similar regulatory authority, the Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Units, any other securities of the Trust or the Exchangeable Shares;

(c)                                  there shall have occurred or be discovered any adverse change (which shall include non-completion of the Selkirk Acquisition on or before January 28, 2005), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the President and Chief Executive Officer or the Vice President, Finance and Chief Financial Officer of StarPoint Energy or in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust or the Trust Subsidiaries or their respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which in the Underwriters’ opinion could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units, any other securities of the Trust or the Exchangeable Shares or the investment quality or marketability of the Offered Units, any other securities of the Trust or the Exchangeable Shares;

(d)                                 there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence, including a Development, of national or international consequence, or any law, action or regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Trust or StarPoint Energy;

(e)                                  the Underwriters shall become aware, as a result of its due diligence review or otherwise, of any material information with respect to the Trust or the Trust Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Units, any other securities of the Trust or the Exchangeable Shares or the investment quality or marketability of the Offered Units, any other securities of the Trust or the Exchangeable Shares;

(f)                                    the Trust or StarPoint Energy shall be in breach of, default under or non-compliance with any representation, warranty, term or condition of this Agreement; or

(g)                                 there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Units, any other securities of the Trust or the Exchangeable Shares, by giving StarPoint Energy written notice to that effect at or prior to the Closing Time.

17.4                           If any Underwriter shall elect to terminate its obligation to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or StarPoint Energy, the liability of the Trust and StarPoint Energy hereunder with respect to such Underwriter shall, subject to paragraph 17.5, be limited to the indemnity referred to in section 12, the contribution rights referred to in section 13 and the payment of expenses referred to in section 14.

17.5                           The rights of termination contained in this section 17 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise.  Any such termination shall not discharge or otherwise affect any obligation or liability of the Trust or StarPoint Energy provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party.  A notice of termination given by an Underwriter under this section 17 shall not be binding upon any other Underwriter.  In the event that any one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of paragraph 19.2 and 19.3 shall apply.

17.6                           The execution of any Supplementary Material (including without limitation an amendment to the Preliminary Prospectus or the Prospectus) in respect of any material change and the continued offering of the Offered Units thereafter by the Underwriters shall not constitute a waiver of the Underwriters’ rights under this section 17.

18.                               Notification.

18.1                           The Trust shall advise the Lead Underwriter, promptly of any request made at any time prior to the end of the Distribution of the Offered Units by any Regulatory Authority or Exchange for any Supplementary Material or for any additional information, of the issuance by any such Regulatory Authority or Exchange of any cease trading or stop order relating to the Offered Units, any other securities of the Trust or the Exchangeable Shares or order preventing or suspending the use of the Prospectus relating to the Offered Units or the qualification of the Offered Units for offering or sale, in any jurisdiction, or of the institution or threat to its knowledge of institution of any proceedings for that purpose or of the receipt by the Trust of any written communication from any such Regulatory Authority or Exchange relating to the Prospectus, any Supplementary Material or the offering.  Each of the Trust and StarPoint Energy shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

18.2                           During the period commencing on the date hereof and ending upon the completion of the Distribution of the Offered Units, the Trust shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material, including without limitation any annual information form, material change report or information circular, which may be required to be filed by any Regulatory Authority or Exchange.

19.                               Obligations of the Underwriters.

19.1                           The obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Offered Units respectively set out opposite its name below:

BMO Nesbitt Burns Inc.	20.00%
Orion Securities Inc.	16.00
Scotia Capital Inc.	13.50
FirstEnergy Capital Corp.	10.50
CIBC World Markets Inc.	9.00
GMP Securities Ltd.	8.00
Tristone Capital Inc.	8.00
National Bank Financial Inc.	6.00
Canaccord Capital Corp.	3.50
Haywood Securities Inc.	3.00
First Associates Investments Inc.	2.50
100.0%

19.2                           If at the Closing Time any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Offered Units, the remaining Underwriters shall be obligated severally to purchase such Offered Units which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the event that the percentage of the total number of Offered Units which one or more of the Underwriters has failed to purchase exceeds 6.5% of the total number of Offered Units which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Offered Units which would otherwise have been purchased by the Underwriters which fail to purchase.  In any such case either a non-defaulting Underwriter or the Trust shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected.  If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to the Lead Underwriter and the non-defaulting Underwriters and the Trust for the purchase of such Offered Units are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to StarPoint Energy, to terminate, without liability (except under paragraph 13, if applicable), its obligation to purchase its original percentage of the Offered Units and (ii) the Trust and StarPoint Energy shall have the right to terminate their obligations hereunder without liability on its part except under Sections 12, 13 (if applicable) and 14 hereof in respect of non-defaulting Underwriters.  Any action taken under this paragraph 19.2 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

19.3                           Nothing in this Agreement shall obligate the Trust to sell to the Underwriters or any of them less than all of the Offered Units or shall relieve any Underwriter in default from liability to the Trust or StarPoint Energy or to any non-defaulting Underwriter in respect of its default hereunder.  In the event of a termination by the Trust or StarPoint Energy of their obligations under this Agreement, there shall be no further liability on the part of the Trust or StarPoint Energy to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 12, 13 and 14.

20.                               Notices.

20.1                           Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or StarPoint Energy to StarPoint Energy at Suite 3900, 205-5th Avenue S.W., Calgary, Alberta, T2P 2V7 (facsimile: (403) 263-3388); in the case of the Underwriters, to BMO Nesbitt Burns Inc., Attention:  Jason J. Zabinsky Suite 2200, 333-7th Avenue S.W. Calgary, Alberta, T2P 2Z1 (facsimile: (403) 515-1525) and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties.  The Trust and

StarPoint Energy, the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid.  Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

21.                               Lead Underwriter.

21.1                           The Trust and StarPoint Energy shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of any actions taken under sections 12, 13, 17 and 19 which may be given only by the Underwriter affected thereby.  The Lead Underwriter shall consult fully with the other Underwriters with respect to any such notice or other communication.  Acceptance of this offer by the Trust and StarPoint Energy shall constitute their respective authority for accepting notification of any such matters from, and for delivering the definitive certificate representing the Offered Units, to or to the order of the Lead Underwriter.

22.                               Relationship Between the Trust and the Underwriters.

22.1                           The Trust and StarPoint Energy: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Securities Laws and have fiduciary relationships with their clients; and (ii) consent to the Underwriters acting hereunder while continuing to act for their clients.  To the extent that the Underwriters’ statutory obligations as registrants under Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Securities Laws and their duties to their clients.  Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Securities Laws or to act as a fiduciary of their clients.

23.                               Further Offerings.

23.1                           The Trust shall not, directly or indirectly, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters after discussion therewith, which consent shall not be unreasonably withheld: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Trust Units or other securities of the Trust or securities convertible into or exchangeable for Trust Units or other securities of the Trust (other than for purposes of the Trust’s Trust Unit incentive, option, distribution reinvestment or similar plans in existence on the date hereof and described in the Prospectus or documents incorporated by reference therein and on the exchange of Exchangeable Shares); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Trust Units or other securities, in cash or otherwise, in each case prior to 90 days after the Closing Date.

24.                               U.S. Offers

24.1                           The Underwriters, severally, but not jointly, make the representation, warranties and covenants applicable to them in Schedule “A” hereto and, severally, but not jointly, agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto, which forms part of this agreement.  They also agree to obtain such an agreement from each member of the Selling Firms.

Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule “A” with respect to a violation by another Underwriter or by another member of the Selling Firm of the provisions of this paragraph or Schedule “A” if the former Underwriter is not itself also in violation.

24.2                           The Trust represents, warrants and agrees that (i) none of the Trust or its subsidiaries or any person acting on its or their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “Securities Act”) with respect to the Offered Units; (ii) none of the Trust or its subsidiaries or any person acting on its or their behalf have offered or will offer to sell any of the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act); (iii) it is a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is no “substantial U.S. market interest” (as such term is defined under Regulation S) in the Offered Units; (iv) it is not required to register as an “investment company” pursuant to the provisions of the U.S. Investment Company Act of 1940; (v) at the date hereof, the Offered Units are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the Securities Act) of less than 10% for securities so listed or quoted; and (vi) for so long as any of the Offered Units are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, it shall either: (A) furnish to the United States Securities and Exchange Commission (the “SEC”) all information required to be furnished in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Offered Units and any prospective purchaser of Offered Units designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A.

25.                               Miscellaneous.

25.1                           If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

25.2                           This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.  Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

25.3                           Time shall be of the essence hereof.

25.4                           Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

25.5                           In exercising rights or making decisions under this Agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

25.6                           This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.  A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

25.7                           The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, as trustee of the Trust, or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Funds (as such term is defined in the Trust Indenture).

25.8                           The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and any one or more of the Trust and StarPoint Energy with respect to the subject matter hereof, including the letter agreement dated January 25, 2005.

If this letter accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust and StarPoint Energy please signify acceptance by executing 15 copies of this letter agreement where indicated below and returning them to BMO Nesbitt Burns Inc.

Yours very truly,

BMO NESBITT BURNS INC.

BY:	“Jason J. Zabinsky”

ORION SECURITIES INC.

BY:	“Daniel J. Cristall”

SCOTIA CAPITAL INC.

BY:	“Mark Herman”

FIRSTENERGY CAPITAL CORP.

BY:	“Hugh R. Sanderson”

CIBC WORLD MARKETS INC.

BY:	“T. Timothy Kitchen”

GMP SECURITIES LTD.

BY:	“Tom MacInnis”

TRISTONE CAPITAL INC.

BY:	“Thomas A. Budd”

NATIONAL BANK FINANCIAL INC.

BY:	“Robert Wonnacott”

CANACCORD CAPITAL CORP.

BY:	“Karl B. Staddon”

HAYWOOD SECURITIES INC.

BY:	“David G. McGorman”

FIRST ASSOCIATES INVESTMENTS INC.

BY:	“John Peltier”

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

STARPOINT ENERGY TRUST, by StarPoint Energy Ltd.

By:	“Brett Herman”

STARPOINT ENERGY LTD.

By:	“Brett Herman”

SCHEDULE “A”

Schedule “A” to an underwriting agreement dated January 27, 2005 among StarPoint Energy Trust, StarPoint Energy Ltd. and BMO Nesbitt Burns Inc., Orion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., CIBC World Markets Inc., GMP Securities Ltd., Tristone Capital Inc., National Bank Financial Inc., Canaccord Capital Corp., Haywood Securities Inc. and First Associates Investments Inc., as underwriters

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule “A” shall have the meaning ascribed thereto in the underwriting agreement (the “Underwriting Agreement”) to which this Schedule “A” is attached.

1.                                       For the purpose of this Schedule “A”, the following terms shall have the meanings indicated:

(a)                                  “Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes, without limitation, the placement of any advertisement in a publication with a “general circulation in the United States” that refers to the offering of the Securities;

(b)                                 “Foreign Issuer” means a foreign issuer as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)                                  “General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)                                 “Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

(e)                                  “Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)                                    “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)                                 “Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

(h)                                 “SEC” means the United States Securities and Exchange Commission;

(i)                                     “Securities” means the Offered Units;

(j)                                     “Selling Dealer Group” means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

(k)                                  “Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(l)                                     “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(m)                               “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(n)                                 “U.S. Person” means a “U.S. person” as that term is defined in Regulation S; and

(o)                                 “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.                                       Each Underwriter, its U.S. affiliates and each member of the Selling Dealer Group acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act, and have not been and will not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.  Each Underwriter agrees that it, its U.S. affiliates and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 3 and 4 of this Schedule “A”.  Accordingly, no Underwriter, its U.S. affiliates or any Selling Dealer Group member, or any persons acting on their behalf have engaged or will engage in any Directed Selling Efforts.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Trust.

3.                                       Each Underwriter represents, warrants and covenants to the Trust that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. Person:

(a)                                  its U.S. affiliates are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

(b)                                 all offers and sales of the Securities in the United States will be effected by BMO Nesbitt Burns Corp. (the “U.S. Placement Agent”) in accordance with all applicable U.S. broker-dealer requirements;

(c)                                  the U.S. Placement Agent is a Qualified Institutional Buyer;

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(d)                                 it has not used and will not use any written material other than the Prospectuses together with a U.S. covering memorandum for the U.S. offering to each person in the United States purchasing Securities from it (all such documents, the “Offering Documents”), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

(e)                                  neither it nor its representatives nor the U.S. Placement Agent have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons;

(f)                                    it will solicit, and will cause the U.S. Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A.  It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs (4)(a) through (d) below (to the extent such representations are applicable to the purchaser concerned);

(g)                                 it will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A; and

(h)                                 at least one business day prior to closing, it shall cause the U.S. Placement Agent to provide Olympia Trust Company with a list of all purchasers of the Securities in the United States.

4.                                       It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Trust and the Underwriters that:

(a)                                  it is a Qualified Institutional Buyer and acknowledges that the sale of Securities to it is being made in reliance on Rule 144A, and it is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b)                                 it understands and acknowledges that the Securities will not be and have not been registered under the Securities Act or the securities laws of any state of the United States, and are therefore “restricted securities” within the meaning of the Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Trust, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule

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904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Trust an opinion of counsel of recognized standing reasonably satisfactory to the Trust to that effect;

(c)                                  it understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF STARPOINT ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO STARPOINT ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO STARPOINT ENERGY TRUST.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM OLYMPIA TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO OLYMPIA TRUST COMPANY AND STARPOINT ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.”

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Olympia Trust Company to the following effect (or as the Trust may prescribe from time to time):

“The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the Securities Act, as amended) of StarPoint Energy Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction

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was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities.  Terms used herein have the meanings given to them by Regulation S.”

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Olympia Trust Company an opinion of counsel of recognized standing and reasonably satisfactory to the Trust, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws; and

(d)                                 it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

5.                                       At the closing, BMO Nesbitt Burns Inc., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule “A”, relating to the manner of the offer and sale of the Securities in the United States.

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EXHIBIT 1

Underwriters’ Certificate

In connection with the private placement of trust units (the “Securities”) of StarPoint Energy Trust (the “Trust”) with one or more U.S. institutional investors (the “U.S. Purchasers”), the undersigned BMO Nesbitt Burns Inc., on behalf of the several underwriters (the “Underwriters”) referred to in the Underwriting Agreement, dated as of January 27, 2005, among the Trust, StarPoint Energy Ltd. and the Underwriters (the “Underwriting Agreement”), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the “U.S. Placement Agent”), do hereby certify that:

(a)                                  the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b)                                 all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

(c)                                  in connection with offers and sales of the Securities in the United States, we have not used and will not use any written material other than the Prospectuses together with a United States covering memorandum relating to the offering in the United States (all such documents, the “Offering Documents”), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

(d)                                 immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act, and, on the date hereof, we continue to believe that each U.S. Purchaser is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act;

(e)                                  neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act); and

(f)                                    the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated:                           , 2005

BMO NESBITT BURNS INC.		BMO NESBITT BURNS CORP.

By:		By:
	Name:		Name:
	Title:		Title: